                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           Endocardial Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    292962107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

X    Rule 13d-1(d)

------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                              --------------------------
CUSIP NO. 019777101                13G                     Page 2 of 10 Pages
------------------------                              --------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS:  Marquette Venture Partners II, L.P.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   36-3820302
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
    NUMBER OF          5    SOLE VOTING POWER

     SHARES                    None
                   -------------------------------------------------------------
  BENEFICIALLY         6    SHARED VOTING POWER

    OWNED BY                   767,363
                   -------------------------------------------------------------
     EACH              7    SOLE DISPOSITIVE POWER

   REPORTING                   None
                   -------------------------------------------------------------
    PERSON             8    SHARED DISPOSITIVE POWER

     WITH                      767,363
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          767,363
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
--------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.6%
--------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT.

-----------------------                                    ---------------------
CUSIP NO. 019777101                    13G                 Page 3 of 10 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  Marquette General II, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  36-3820303
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
   NUMBER OF         5    SOLE VOTING POWER

    SHARES                   None
                   -------------------------------------------------------------
 BENEFICIALLY        6    SHARED VOTING POWER

   OWNED BY                  767,363
                   -------------------------------------------------------------
     EACH            7    SOLE DISPOSITIVE POWER

   REPORTING                 None
                   -------------------------------------------------------------
    PERSON           8    SHARED DISPOSITIVE POWER

     WITH                    767,363
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         767,363
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

------------------------                              --------------------------
CUSIP NO. 019777101                13G                     Page 4 of 10 Pages
------------------------                              --------------------------

--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS: Redfish Partners, L.P. (formerly known as JED Limited Partnership)

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  36-3760173
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
    NUMBER OF          5    SOLE VOTING POWER

     SHARES                    None
                   -------------------------------------------------------------
  BENEFICIALLY         6    SHARED VOTING POWER

    OWNED BY                   767,363
                   -------------------------------------------------------------
     EACH              7    SOLE DISPOSITIVE POWER

   REPORTING                   None
                   -------------------------------------------------------------
    PERSON             8    SHARED DISPOSITIVE POWER

     WITH                      767,363
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          767,363
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
--------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.6%
--------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT.

------------------------                              --------------------------
CUSIP NO. 019777101                13G                     Page 5 of 10 Pages
------------------------                              --------------------------

--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS: Bluefish Partners, L.P. (formerly known as LDR LIMITED PARTNERSHIP)

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  36-3760176
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
    NUMBER OF          5    SOLE VOTING POWER

     SHARES                    None
                   -------------------------------------------------------------
  BENEFICIALLY         6    SHARED VOTING POWER

    OWNED BY                   767,363
                   -------------------------------------------------------------
     EACH              7    SOLE DISPOSITIVE POWER

   REPORTING                   None
                   -------------------------------------------------------------
    PERSON             8    SHARED DISPOSITIVE POWER

     WITH                      767,363
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          767,363
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.8%
--------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP NO. 019777101                    13G                Page  6  of  10  Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  James E. Daverman

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
   NUMBER OF         5    SOLE VOTING POWER

    SHARES                   25,000
                   -------------------------------------------------------------
 BENEFICIALLY        6    SHARED VOTING POWER

   OWNED BY                  767,363
                   -------------------------------------------------------------
     EACH            7    SOLE DISPOSITIVE POWER

   REPORTING                 25,000
                   -------------------------------------------------------------
    PERSON           8    SHARED DISPOSITIVE POWER

     WITH                    767,363
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         792,363
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.8%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT.

-----------------------                                    ---------------------
CUSIP NO. 019777101                    13G                 Page 7 of 10 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  Lloyd D. Ruth

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
   NUMBER OF         5    SOLE VOTING POWER

    SHARES                   None
                   -------------------------------------------------------------
 BENEFICIALLY        6    SHARED VOTING POWER

   OWNED BY                  767,363
                   -------------------------------------------------------------
     EACH            7    SOLE DISPOSITIVE POWER

   REPORTING                 None
                   -------------------------------------------------------------
    PERSON           8    SHARED DISPOSITIVE POWER

     WITH                    767,363
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         767,363
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

---------------------                                    -----------------------
CUSIP No. 019777101                    13G                 Page 8 of 10 Pages
---------------------                                    -----------------------

Item 1(a)    Name of Issuer:
             --------------

             Endocardial Solutions, Inc. ("Endocardial")

Item 1(b)    Address of Issuer's Principal Executive Offices:
             -----------------------------------------------

             1350 Energy Lane
             Suite 110
             Saint Paul, MN 55108

Item 2(a)    Name of Person Filing:
             ---------------------

             This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): (i) Marquette Venture Partners II, L.P. ("MVP II"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 767,363 shares of common stock, par value $0.01 per share (the "Common Stock"), of Allos; (ii) Marquette General II, L.P. ("MG II"), a Delaware limited partnership, as the sole general partner of MVP II; (iii) Redfish Partners, L.P. ("Redfish"), a Delaware limited partnership, as a general partner of MG II; (iv) Bluefish Partners, L.P. ("Bluefish"), a Delaware limited partnership, as a general partner of MG II; (v) James E. Daverman ("Mr. Daverman"), as an individual stockholder and as an affiliate of Redfish; and (vi) Lloyd D. Ruth ("Mr. Ruth"), as an affiliate of Bluefish. MVP II, MG II, Redfish, Bluefish, Mr. Daverman and Mr. Ruth are hereinafter collectively referred to as the "Reporting Persons."

             The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 1998, a copy of which was previously filed with this Schedule 13G pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)    Address of Principal Business Office or, if none, Residence:
             -----------------------------------------------------------

             The address of the principal business office of each of the Reporting Persons is:

             Corporate 500 Centre
             520 Lake Cook Road, Suite 450
             Deerfield, Illinois 60015

Item 2(c)    Citizenship:
             -----------

             MVP II, MG II, Redfish and Bluefish are limited partnerships organized under the laws of Delaware. Mr. Daverman and Mr. Ruth are United States citizens.

Item 2(d)    Title of Class of Securities:
             ----------------------------

             Common Stock, $0.01 par value per share.

-----------------------                                    ---------------------
CUSIP NO. 019777101                    13G                 Page 9 of 10 Pages
-----------------------                                    ---------------------

Item 2(e)     CUSIP No.:
              ---------

              292962107
              ---------

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
              --------------------------------------------

              The persons filing are not described in any category listed under this item.

Item 4        Ownership:
              ---------

              MG II is the sole general partner of both MVP II; Redfish and Bluefish are the general partners of MG II; Mr. Daverman is an affiliate of Redfish; and Mr. Ruth is an affiliate of Bluefish. As a result of such relationships, MG II, Redfish and Bluefish and both Messrs. Daverman and Ruth may be deemed to share voting and dispositive power with respect to the shares held by MVP II. The information on the cover pages are incorporated herein by reference.

              Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5        Ownership of Five Percent or Less of a Class:
              --------------------------------------------

              If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6        Ownership of More Than Five Percent on Behalf of Another Person:
              ---------------------------------------------------------------

              No other person has the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of, the shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
              ------------------------------------------------------------
              Not applicable.

Item 8        Identification and Classification of Members of the Group:
              ---------------------------------------------------------

              Not applicable.

Item 9        Notice of Dissolution of Group:
              ------------------------------

              Not applicable.

Item 10       Certification:
              -------------

              Not applicable.

-----------------------                                    ---------------------
CUSIP NO. 019777101                    13G                 Page 10 of 10 Pages
-----------------------                                    ---------------------

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

                                             MARQUETTE VENTURE PARTNERS II, L.P.

                                             MARQUETTE GENERAL II, L.P.

                                             BLUEFISH PARTNERS, L.P.


                                             By:    /s/ Lloyd D. Ruth
                                                --------------------------------
                                                     Lloyd D. Ruth
                                                     as authorized signatory



                                             REDFISH PARTNERS, L.P.


                                             By:    /s/ James E. Daverman
                                                --------------------------------
                                                     James E. Daverman
                                                     as authorized signatory


                                               /s/ James E. Daverman
                                             -----------------------------------
                                             JAMES E. DAVERMAN


                                               /s/ Lloyd D. Ruth
                                             -----------------------------------
                                             LLOYD D. RUTH